Exhibit (a)(1)(I)

October 25, 2013

DELL ANNOUNCES EXTENSION OF TENDER OFFER FOR OUTSTANDING

OPTIONS UNDER 2002 AND 2012 LONG-TERM INCENTIVE PLANS

Round Rock, TEXAS – (BUSINESS WIRE)

Dell announced today that it has extended its previously-announced cash tender offer for outstanding options to purchase Dell common stock under the Dell Inc. 2012 Long-Term Incentive Plan (“2012 Plan”) and the Dell Inc. Amended and Restated 2002 Long-Term Incentive Plan (“2002 Plan”). The tender offer, which was previously scheduled to expire at 11:59 p.m., New York City time, on October 25, 2013 has been extended, and will now expire at 5:00 p.m., New York City time, on October 29, 2013. Tenders of eligible options must be made prior to the extended expiration of the tender offer and may be withdrawn at any time prior to that time. Except for this extension, the tender offer remains subject to all other terms and conditions set forth in Dell’s Offer to Purchase for Cash Outstanding Options to Purchase Common Stock under the Dell Inc. 2012 Long-Term Incentive Plan and the Dell Inc. 2002 Long-Term Incentive Plan, dated September 26, 2013 (the “Offer to Purchase”).

As of 5:00 p.m., New York City time, on October 24, 2013, option holders had validly tendered, and not withdrawn, options to purchase approximately 61,783,573 shares of Dell common stock. Outstanding options granted under the 2012 Plan and the 2002 Plan and eligible to be tendered in the offer represented rights to purchase a total of 70,324,718 shares of Dell common stock as of September 26, 2013, the date on which the tender offer commenced.

Important Additional Information Has Been Filed With the SEC

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell the options. The tender offer is being made pursuant to a tender offer statement on Schedule TO and related materials, including the Offer to Purchase, that Dell filed with the Securities and Exchange Commission on September 26, 2013. The Offer to Purchase has been disseminated to option holders under the 2012 Plan and the 2002 Plan. Option holders are urged to read the Schedule TO, including the Offer to Purchase, and related materials because they contain important information.

About Dell

Dell Inc. (NASDAQ: DELL) listens to customers and delivers innovative technology and services that give them the power to do more. For more information, visit www.dell.com. You may follow the Dell Investor Relations Twitter account at: http://twitter.com/dellshares. To communicate directly with Dell, go to www.dell.com/dellshares.